UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of December, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                 SPIRENT PLC
                                ("the Company")

    PROPOSED DISPOSAL OF THE HELLERMANNTYTON DIVISION ("HellermannTyton")
                              FOR GBP288.9 MILLION

                                TRADING UPDATE

London, UK - Thursday, 15 December 2005: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that it has entered into an agreement for the sale of its Network Products group, the HellermannTyton division, to funds controlled by Doughty Hanson & Co Limited ("Doughty Hanson").

Highlights

  - Agreement to dispose of HellermannTyton to Doughty Hanson for a consideration of approximately GBP288.9 million, at a cash free/debt free equivalent value.

  - Under the agreement Doughty Hanson assumes approximately GBP11.2 million of debt, the balance of GBP277.7 million is payable in cash on completion.

  - Disposal is consistent with Spirent's stated strategy of focusing on growing its Communications group, whilst maximising the value of its other businesses.

  - Spirent intends to use the proceeds to:

     -buy back up to GBP50.0 million of the Company's issued share capital through an on-market share repurchase programme;

     -support investment required to further Spirent's strategic objectives;

  and, in order to strengthen its financial position, proceeds will be used to:

     -repay Spirent's  outstanding  loan  notes of GBP70.4  million  ($124.8 million), together with the associated contractual make whole and swap break fees totalling approximately GBP9.8 million ($17.5 million);

     - make a special contribution into Spirent's UK final salary pension scheme of GBP47.0 million, being the most recent estimate of the deficit in accordance with IAS 19.

  - The disposal will result in near-term earnings dilution for Spirent but will strengthen its overall financial position.

Trading update

In relation to current trading, the continuing Group's overall performance is in line with expectations. Reduced losses in the Service Assurance division have mitigated some weakness in the Performance Analysis division, resulting from third quarter revenue being lower than had been previously forecast.

Anders Gustafsson, Chief Executive, commented:

"We are very pleased that we have agreed the sale of the Network Products group for GBP288.9 million. This strengthens our overall financial position and realises significant value, which will enable us to execute our strategy to invest in and grow our communications activities. We continue to believe that the telecoms test and monitoring market offers good medium term growth prospects.

"We are also pleased to announce that Spirent intends to return up to GBP50.0 million of the proceeds to shareholders."

Other information

Completion of the disposal is conditional upon, inter alia, the approval of shareholders, to be sought at an Extraordinary General Meeting to be convened on 24 January 2006 and the fulfilment of certain anti-trust regulatory clearances. Completion is expected as soon as possible thereafter.

Gleacher Shacklock LLP and JPMorgan Cazenove Limited are acting as Financial Advisers to the Company in relation to the disposal.

   A presentation for analysts will be held at 10.45 for 11.00am today at the offices of Smithfield, 10 Aldersgate Street, London, EC1.

   A webcast of the meeting will be available later today at www.spirent.com

   Photography is available from UPPA (Universal Pictorial Press & Agency) -
                      www.uppa.co.uk or tel: 020 7421 6000

Enquiries

Anders Gustafsson, Chief Executive   Spirent plc             +44 (0)1293 767676
Eric Hutchinson, Finance Director

Tim Shacklock                        Gleacher Shacklock LLP  +44 (0)20 7484 1150
Edward Cumming-Bruce

Julian Cazalet                       JPMorgan Cazenove Ltd   +44 (0)20 7588 2828
Andrew Hodgkin

Reg Hoare                            Smithfield              +44 (0)20 7360 4900
Katie Hunt


About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings.

Gleacher Shacklock LLP and JPMorgan Cazenove Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Spirent plc. Gleacher Shacklock LLP and JPMorgan Cazenove Limited are not acting for any other person in relation to the disposal and Gleacher Shacklock LLP and JPMorgan Cazenove Limited will not be responsible to any person other than Spirent plc for providing the protections afforded to clients of Gleacher Shacklock LLP and JPMorgan Cazenove Limited or for providing advice in relation to the contents of this document or the disposal.

Proposed disposal of the HellermannTyton Division

Introduction

On 19 September 2005, Spirent announced that it had started a formal process that was expected to result in the sale of its Network Products group, the HellermannTyton Division. Today, Spirent announces that it has entered into an agreement with funds controlled by Doughty Hanson & Co Limited ("Doughty Hanson") for the sale of the HellermannTyton Division for a cash free/debt free equivalent value of approximately GBP288.9 million. Under the disposal agreement, Doughty Hanson will assume approximately GBP11.2 million of debt, the balance of GBP277.7 million is payable in cash on completion.

In view of the size of the disposal, it is conditional, among other things, on the approval of shareholders, which will be sought at an EGM of the Company to be convened on 24 January 2006 and the fulfilment of certain anti-trust regulatory clearances.

Background to and reasons for the disposal

Spirent is a leading communications technology company, focused on delivering innovative systems and services to meet the needs of customers worldwide. Its operations are currently organised into three operating groups: Spirent Communications (comprising the Performance Analysis division and the Service Assurance division), the HellermannTyton Division and the Systems group.

Spirent believes that now is a good time to realise value from its interest in the HellermannTyton Division and strengthen its overall financial position. This decision is consistent with Spirent's stated strategy of focusing on growing Spirent Communications whilst maximising the value of its other businesses. The proposed disposal of the HellermannTyton Division will realise significant value and enable the continuing Group to execute its strategy to focus on consolidating and expanding its position as a market leader in the provision of communications test and measurement solutions, whilst strengthening its financial position.

In the financial statements for Spirent for the year ended 31 December 2004, Spirent had total turnover of GBP475.0 million and operating profit before goodwill amortisation and exceptional items of GBP42.8 million. Spirent Communications remains our largest business in terms of turnover, representing 53 per cent of ongoing turnover in the year ended 31 December 2004 (52 per cent. in 2003).

Information on the HellermannTyton Division

The HellermannTyton Division develops and manufactures innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks, marketed under the global brand "HellermannTyton". Its products include a broad range of high-grade nylon ties, clips, channels and fixings for fastening cables and wires in a broad range of applications. It also produces products with identification and security features. Its heatshrink insulation, convoluted tubing and cable covering products provide insulation and physical protection for wires and cables. It also produces a range of products used in the installation of local area and wide area communications networks. It has operations in 32 countries and serves a broad range of customers worldwide.

The HellermannTyton Division includes a 49 per cent. interest in Tyton Company of Japan, Limited ("TCJ"), an associate company which represents the HellermannTyton business in Japan.

In 2004 the HellermannTyton Division had turnover of GBP187.8 million, operating profit before goodwill amortisation and exceptional items of GBP21.1 million and profit before taxation of GBP22.9 million. At 31 December 2004 the HellermannTyton Division had GBP147.8 million of total assets including the book value of its investment in associates of GBP15.8 million.

Terms of the disposal

Spirent entered into a disposal agreement on 15 December 2005 for the sale of the HellermannTyton Division to Doughty Hanson for a cash free/debt free equivalent value of approximately GBP288.9 million including assumed debt of GBP11.2 million, the balance of GBP277.7 million is payable in cash on completion. This consideration is subject to adjustments to be calculated by comparing the estimated net assets of the HellermannTyton Division as at 31 December 2005 to the net assets of the HellermannTyton Division at completion on a pound for pound basis.

The disposal agreement provides for Doughty Hanson to acquire the shares not owned by Spirent in TCJ for a price of JPY 5.3 billion (approximately GBP25.3 million at current exchange rates). Under the terms of an option agreement between Spirent and the other shareholders in TCJ, Spirent has the right to acquire those shares for the purpose of the disposal for the same amount. The net proceeds of the disposal for Spirent (before any net asset adjustment) will not be affected whether or not Doughty Hanson acquires those shares.

Financial effects of the disposal and use of proceeds

The disposal will enable Spirent management to focus on Spirent Communications, which we believe offers good prospects for growth both organically and by selective acquisitions.

Whilst the disposal of the HellermannTyton Division will result in near-term earnings dilution for the continuing Group, it will however strengthen Spirent's financial position.

The proceeds of the disposal are intended to be used as follows:

  - to repay the outstanding loan notes of GBP70.4 million ($124.8 million) together with the amount which becomes due in the event of early repayment of GBP7.8 million ($13.9 million);

  - break fees in respect of interest rate swaps which have been taken out by Spirent in connection with the loan notes of GBP2.0 million ($3.6 million);

  - to make a special contribution of GBP47.0 million into the UK final salary pension scheme, being the Company's most recent estimate of the deficit in accordance with IAS 19;

  - the Board intends to return up to GBP50.0 million to shareholders through on-market share repurchases, further details of which are included below; and

  - the anticipated remaining proceeds of approximately GBP82.1 million will be available to meet the working capital needs of the continuing Group and fund additional investment in Spirent Communications to accelerate the growth of the business and the delivery of new and innovative solutions to market, thus reinforcing and expanding its market position.

Current trading and prospects

On 11 August 2005, the Spirent Group announced its unaudited results for the first half of 2005 in which it reported that all Spirent businesses had increased revenue and operating profit in the first half of 2005, with the exception of the Service Assurance division, which had reported a loss of GBP9.0 million.

Overall, Spirent anticipates that the operating profit of Spirent Communications as a whole for the full year will be in line with expectations, with reduced losses in the Service Assurance division mitigating some weakness in the Performance Analysis division.

Spirent indicated in its interim results announcement that the market for the Performance Analysis division was variable in terms of end customer demand principally in the broadband test activities. These conditions have continued, resulting in revenue for the third quarter being lower than had been previously forecast. As a consequence, the full year operating profit in this division is likely to be somewhat below expectations.

The performance of the new unified platform for Ethernet testing, Spirent TestCenterTM, has been encouraging with a number of orders from strategically important and new customers having been secured in the second half year. The division's wireless and position location test activities have also continued to experience good growth.

In the Service Assurance division, revenue for the second half year is projected to be in line with expectations. However, the unaudited operating loss for the second half year is likely to be less than previously anticipated, being in the region of GBP1 million, and substantially reduced from that reported for the first half year. This reduced loss is a result of the benefits achieved from restructuring in the first half combined with further tight cost control. The Service Assurance division has also experienced improved profitability in the second half year compared with the first half due to increased software revenue at higher margins.

Spirent continues to believe that the markets in which Spirent Communications operates offer good growth prospects over the medium term.

The Systems group is performing in line with expectations and continues to enjoy solid growth prospects.

Proposed on-market share repurchases

As set out above, Spirent has indicated that it intends to return up to GBP50 million to its shareholders (which at the current share price represents 10.3 per cent. of the issued Ordinary share capital of Spirent) through an on-market share repurchase programme. In order to implement this programme, there are a number of steps that Spirent will need to take. These will include the following:

(a) Spirent currently has the approval from its shareholders to repurchase on-market up to 5 per cent. of its issued Ordinary share capital. Spirent intends to seek further shareholders' approval, as is necessary, to implement the programme at its AGM in 2006;

(b) At an EGM on 26 October 2004, Spirent's shareholders approved a cancellation of the share premium account and the capital redemption reserve and on 24 November 2004, the Chancery division of the High Court confirmed that cancellation. Spirent gave certain undertakings to the High Court in connection with that cancellation. In order to implement an on-market share repurchase programme, Spirent will need to have available distributable reserves and in order for reserves to become available for distribution, Spirent will need to discharge certain obligations of these undertakings; and

(c) A share repurchase is a type of transaction in respect of which it may be appropriate to seek clearance from the Pensions Regulator and Spirent will consider whether this is appropriate in light of all circumstances at the time.

                                     - Ends-

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 15 December, 2005                         By   ____/s/ Luke Thomas____

                                                    (Signature)*